Exhibit 99.06

News release...
Date: 10 October 2007
Ref: PR557g
Rio Tinto and Alcan name proposed Aluminium business executive management team
Montreal, Melbourne and London — (October 10, 2007) — Rio Tinto and Alcan today named the executive management team drawn from leaders of both companies that will form the functional and operating structure of Rio Tinto Alcan and will be instrumental in the integration. The organization is conditional, and will become effective, upon the completion of Rio Tinto’s acquisition of Alcan Inc., expected in the fourth quarter of 2007.
Dick Evans, Alcan’s president and chief executive officer, will become chief executive of the combined aluminium product group, Rio Tinto Alcan, based in Montreal, and will report directly to Rio Tinto’s chief executive, Tom Albanese.
Tom Albanese, Rio Tinto chief executive, stated: “As we approach the closing of the transaction, it’s important to hit the ground running with a strong executive team that can begin to capitalize right away on our leadership position in the aluminium industry. I am very pleased to have Dick Evans leading an outstanding team drawn from the leaders of both Rio Tinto and Alcan.”
Dick Evans commented, “The new Rio Tinto Alcan executive team will be comprised of industry leaders with proven track records in their respective roles, and they are an experienced, talented, and well-respected group of professionals. I look forward to working with each of them to create a new world leader in the aluminium industry, and also as part of an extremely strong, diversified global organization. “
The leaders of Rio Tinto Alcan’s Business Units, responsible for the strategic and operational performance of Rio Tinto Alcan’s businesses worldwide and reporting directly to Dick Evans, will be as follows:
Steve Hodgson: President & chief executive officer, Bauxite and Alumina, Rio Tinto Alcan. His responsibilities will include bauxite mines, alumina refineries and specialty alumina businesses worldwide. The Business Unit headquarters will be located in Brisbane, Australia.
Jacynthe Cote: President & chief executive officer, Primary Metal, Rio Tinto Alcan. Her responsibilities will include all primary metal facilities and power generation installations worldwide. The Business Unit headquarters will be located in Montreal, Canada.
Christel Bories: President & chief executive officer, Engineered Products, Rio Tinto Alcan. Her responsibilities continue to include Aerospace, Transportation and Industry (ATI), Extruded Products, Alcan International Network, Engineered and Automotive Solutions,
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Cable, Composites, and Specialty Sheet. The Engineered Products Business Unit headquarters will continue to be located in Paris, France.
Until the completion of its planned divestiture, announced in July 2007, Packaging will report to Dick Evans and be led by:
Ilene Gordon: President & chief executive officer, Packaging, Rio Tinto Alcan. Her responsibilities will continue to include Food packaging, Beauty packaging, Tobacco packaging and Pharmaceutical packaging. The Packaging headquarters will continue to be located in Paris, France.
The Rio Tinto Alcan executive staff functions of Finance, Human Resources and Communications & External Relations, reporting to Dick Evans, will be led by:
Phillip Strachan will lead the Finance function at Rio Tinto Alcan. He will also be responsible for Business Planning and Analysis, Information Systems & Technology, and Business Improvement, as well as co-leader of the Rio Tinto Alcan integration.
Jean-Christophe Deslarzes will lead the Human Resources function at Rio Tinto Alcan. He will also be responsible for Health, Safety and Environment (HSE), as well as co-leader of the Rio Tinto Alcan integration.
Corey Copeland will lead the Communications & External Relations function at Rio Tinto Alcan. He will also be responsible for Government Relations and Sustainable Development.
Two additional functional leaders, Legal and Business Development, will be announced at a future date. Until these announcements are made, business will be conducted as usual in these areas.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
The Sharing Agreement (the agreement relating to the regulation of the relationship between Rio Tinto plc and Rio Tinto Limited following the dual listed companies merger) provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both companies in similar ways. These are referred to as Joint Decisions. Joint Decisions are voted on a poll. To facilitate the joint voting arrangements, each company has entered into shareholder voting agreements. Each company has issued a Special Voting Share to a special purpose company held in trust by a common trustee. Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one company are voted at the parallel meeting of the other company.

About Alcan
Alcan Inc. (NYSE, TSX: AL) is a leading global materials company, delivering high quality products and services worldwide. With world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging, today’s Alcan is well positioned to meet and exceed its customers’ needs. Alcan is represented by 68,000 employees, including its joint ventures, in 61 countries and regions, and posted revenues of US$23.6 billion in 2006. The Company has featured on the Dow Jones Sustainability Indexes consecutively since 2002. For more information, please visit: www.alcan.com.

Rio Tinto contact information:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London Nigel Jones	Investor Relations, Australia Dave Skinner
Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365	Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

David Ovington Office: +44 (0) 20 7753 2326	Investor Relations, North America Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Alcan contact information:

Media Relations:	Investor Relations:

Anik Michaud	Ulf Quellmann
Tel.: +1-514-848-8151	Tel.: +1-514-848-8368
media.relations@alcan.com	investor.relations@alcan.com

Additional information
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.
The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.
This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.
SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address:
www.computershare.com/Rio-AlcanFrenchofferdocument.
The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007. The offer document, the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address:
www.computershare.com/Rio-AlcanBelgianofferdocument

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